Exhibit 4.59

MANAGEMENT AGREEMENT
BETWEEN
OCEAN RIG MANAGEMENT INC.
AND
DRILLSHIP SKYROS OWNERS INC.

	7.5	Adjustment of Management Fee to satisfy transfer pricing requirements	15
8.		OWNER'S EQUIPMENT	15
9.		EMPLOYMENT OF AGENTS AND SUBCONTRACTORS	15
10.		LOANS BETWEEN THE OWNER AND THE MANAGER	15
11.		TAXES	16
12.		CONSULTATION	16
13.		DURATION AND TERMINATION	16
	13.1	Duration	16
	13.2	Termination	16
	13.3	Effect of termination	16
14.		AUDIT AND ATTENDANCE/SUPERVISION	17
	14.1	Audit	17
	14.2	Attendance / Supervision	17
15.		ASSIGNMENT	17
16.		EXCLUSION OF SET OFF	17
17.		INDEMNITY	17
18.		FORCE MAJEURE	18
19.		SURVIVAL OF PROVISIONS	18
20.		COUNTERPARTS	18
21.		MODIFICATION OF AGREEMENT	18
22.		CONFIDENTIALITY	18
23.		GOVERNING LAW	19
24.		ARBITRATION	19

MANAGEMENT AGREEMENT
THIS AGREEMENT (the "Agreement") is dated the 13th day of December, 2013.
BETWEEN:
1	Drillship Skyros Owners Inc. of Marshall Islands, having its registered offices at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands (the "Owner"); and
2.	Ocean Rig Management Inc., having its registered offices at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands also maintaining a licensed shipping office in Greece at Omega Building, 80 Kifisias Avenue GR-15125, Marousi, Greece, pursuant to Law 89/67, as amended (the "Manager"), collectively referred to as the "Parties".
WHEREAS
A.	The Manager has expertise in managing the operation and marketing of drilling ships;
B.	The Owner will be the registered owner of the drilling ship Hull 2013 tbn "Ocean Rig Skyros" (the "Vessel");
C.	The Owner wishes to appoint the Manager to perform the overall management of the Vessel during the Vessel's marketing, operations and Administrative Services, and as hereinafter provided; and
D.	The Manager accepts such appointment
NOW THEREFORE IT IS HEREBY AGREED as follows:
1.	DEFINITIONS
In this Agreement (including the recitals) the following expressions have the following meanings:
"Administrative Services" means financing, treasury, accounting and other day-today services;
"Classification Society" means DNV, or any other classification society approved by the Owner in writing;
"Crew" means the officers and crew on the Vessel;
"Effective Date" means the date the Vessel is delivered (expected delivery date is ultimo December 2013);
"Employment Contract" means any contract entered into from time to time with respect to the use and operations of the Vessel;
"Group" means the Ocean Rig group of companies consisting of Ocean Rig UDW and its direct and indirect subsidiary companies;

"Group Companies" mean the members of the Group;
"Group Company" means a member of the Group;
"Management" means the management of Group Companies;
"Management Fee" has the meaning given to it in sub-Clause 7.1;
"Manager" means Ocean Rig Management Inc.;
"Negative Settlement Payment" has the meaning given to it in sub-Clause 7.4;
"Operating Costs" has the meaning given to it in sub-Clause 7.2;
"Operator" means a party to an Employment Contract (other than Owner or Manager);
"Owner" means Drillship Skyros Owners Inc.;
"Owner Covered Operating Costs" has the meaning given to it in sub-Clause 7.4;
"Parties" means the Owner and the Manager as referred to collectively;
"Party" means either the Owner or the Manager;
"Pass-Through Costs" has the meaning given to it in sub-Clause 7.2;
"Positive Settlement Payment" has the meaning given to it in sub-Clause 7.4;
"Preliminary Fee" has the meaning given to it in sub-Clause 7.3;
"Scope of Work" means all of the Manager's obligations under this Agreement including Annexes mutually agreed between the Parties;
"Services" has the meaning given to it in sub-Clause 7.1;
"SOX Compliance" means public company accounting and investor protection requirements pursuant to the US Sarbanes-Oxley Act 2002;
"Vessel" means the drilling ship Hull 2013 (intended to be named Ocean Rig Skyros); "Vessel Operating Costs" has the meaning given to it in sub-Clause 3.1.3.
References to Clauses and sub-Clauses are, unless otherwise stated, references to Clauses and sub-Clauses of this Agreement.
Except where the context otherwise requires, references to any person include its successors and permitted assignees.
The headings to the Clauses are for convenience only and have no legal effect
2.	APPOINTMENT AND AUTHORISATION
The Owner hereby appoints the Manager and the Manager hereby agrees to act as manager of the Vessel as from the date the Vessel is delivered to the Owner (expected delivery date is in the end of December 2013) (the "Effective Date") on the terms and conditions set forth in this Agreement.

The Manager is authorised to act on behalf of the Owner in all matters pertaining to the everyday marketing, technical and operations management of the Vessel and Administrative Services, and in all such other matters as fall within the Scope of Work, but subject to instruction from Owner from time to time, or in respect of which the Manager is specifically authorised. Provided always that notwithstanding anything in this Agreement to the contrary, the Manager has In all cases a right and obligation immediately to perform such acts as cannot be postponed in order to safeguard the interests of the Owner or avert danger to life and health or damage to the Vessel, other property or the environment.
In the performance of this Agreement, the Manager shall be authorized to perform the services and to do all such things or take all such actions related to such performance in accordance with technical and commercial industry standards. Manager is under no circumstances authorized to mortgage or otherwise encumber the Vessel, as security for bans or other amounts due. To the extent permitted by law, the Manager will take all reasonable measures to avoid creating liens on the Vessel for services or necessaries, which are not the responsibility of Owner.
The Manager shall, in all cases in accordance with agreed and established sound management practice in respect of such rigs and by an organization properly staffed with well qualified personnel, have the management responsibility to manage the Vessel commercially, technically and operationally and perform day-to-day Administrative Services.
3.	SCOPE OF WORK: ADMINISTRATIVE SERVICES
3.1.	Finance / Treasury
3.1.1	Management of monies
The Owner shall be responsible, and undertakes to have the necessary amounts available for all expenses relating to the operations of the Vessel.
The Manager shall ensure that all monies under disposal on Owner's accounts are kept in separate accounts of and in the name of the Owner with a bank acceptable to the Owner and shall ensure that all monies are employed only to meet the expenses and disbursements as set out in this Agreement.
The Manager shall ensure that the Owner's funds are managed efficiently, including but not Limited to deposits on bank accounts, term deposits with banks and intercompany lending (i.e. with other Group Companies).
3.1.2	Income collection
The Manager shall collect all income and other receipts in respect of the Vessel for the account of the Owner and to be paid into the Owner's designated bank account without any deductions / set offs, unless collected by any of the Owner's lender(s) to whom such receipts are assigned in accordance with Clause 15 below. If any amount is paid to the Owner's lender(s) the amount shall, for the purposes of this Agreement and the Manager's obligations to account for the income from the Vessel to the Owner, be deemed to be a payment to the Owner.
3.1.3	Use of monies received
The Manager shall ensure that all monies received in the Owner's account are employed to meet the expenses and disbursements in respect of the Vessel, its operation, and performance of work under Employment Contracts (the "Vessel Operating Costs"), including, but not limited to:

(i)	wages, recruitment expenses, social expenses, training, travelling and other employee expenses of, and costs of direct and indirect benefits that are granted to the Crew on the Vessel and the onshore base personnel;
(ii)	temporary Crew replacement;
(iii)	purchase of supplies, bunkers, equipment and spare parts, storage, transport and assembling thereof;
(iv)	catering;
(v)	repairs and periodic overhauls and maintenance;
(vi)	service personnel;
(vii)	potential lay-up costs;
(viii)	insurance premiums;
(ix)	costs of permitted sub-contractors in connection with specific assignments and fees and expenses of agents, consultants and professional advisors (except if this Agreement provides otherwise), incurred pursuant to Clause 6 or 9;
(x)	taxes and charges.
3.1.4	Payment of wages etc.
The Manager shall be responsible for paying (inter alia) from Owner's designated accounts wages and carrying out all the duties incumbent on an employer with regard to official reports, withholding of taxes, payment of payroll tax and similar duties, holiday pay, personnel insurance, pension costs etc.
3.2	Accounting, financial and reporting
3.2.1	General
The Manager has in place an accounting system which meets the requirements of the Owner and provides regular accounting services, supply regular reports and records in accordance herewith and maintain the records of all costs and expenditures incurred hereunder as well as data necessary of proper for the settlement of accounts between the Parties, The Manager shall maintain its books, records (including operational and technical records) and accounts in respect of the Vessel, its operation and management and all other relevant administrative functions in accordance with accepted accounting practices. The Manager will keep copies of all applicable documents, forms and third-party invoices etc.
3.2.2            Monthly reports
The Manager shall prepare for internal Management review monthly management reports of the Vessel's operation for revenue, operating costs and capital expenditures.
3.2.3            Annual reports
The Manager shall prepare financial reports as requested by Owner or Management.

3.2.4	Budgets
The Manager shall prepare annual budgets for the Group, including operations of the Vessel by
 Owner and other companies involved in the operation of the Vessel, as required by Management
3.3	Other administrative services
The Manager shall provide other general administrative services to the Owner as requested by the Owner.
3.4	Other reports
The Manager will also within reasonable limits provide regular reports as requested by the Owner and/ or its lenders.
4.	SCOPE OF WORK: COMMERCIAL MANAGEMENT AND INSURANCE SERVICES
4.1	General Manager Responsibilities
(i)	For marketing and shall seek and negotiate employment for the Vessel under time charter or under any other form of contract, and on behalf of the Owner, to conclude and execute any such contract, subject to the Owner's board approval (see sub-Clause 4.2 (viii) below). Whereas the Manager is obliged to use its best efforts to seek such employment the Owner acknowledges that such efforts may fail from time to time, that the Manager's failure to identify actual employment for the Vessel shall not constitute a breach of the Manager's obligations under the Agreement and that the Manager's right to compensation under Clause 7 applies irrespective of whether the Manager, in any particular case, succeeds or fails to identify actual employment for the Vessel.
(ii)	Manager will use its best efforts to ensure that the Vessel will be employed in safe places /areas as this can be established by exercising its best efforts.
(iii)	To arrange the scheduling of the Vessel according to the terms of the Vessel's employment.
(iv)	To carry out all necessary communications with clients
(v)	To invoice on behalf of Owner all hires and other sums due to Owner and accounts receivable arising from the operation of the Vessel.
(vi)	To give receipts therefore, to make any and all claims for monies due to Owner and to issue releases upon receipt of payment of such claims and in connection with the settlement of such claims.
(v)	To furnish the rig management of the Vessel appropriate instructions and monitor performance.
Rig management will use its best efforts to achieve the most economical, efficient and quick dispatch of the Vessel.
(vi)	With prior consent of Owner, to institute, defend, intervene in, settle, compromise or abandon any legal proceedings by or against Owner or by or against the Vessel or which in any way concerns the Vessel, their freight, earnings and disbursements or concerning the crews and officers on board the Vessel and for the purposes of this clause the expression "Legal Proceedings" shall include arbitration, civil, regulatory and criminal proceedings of all kinds. The handling of all such claims and legal matters shall always be consistent with the instructions and requirements of the Vessels' Protection & Indemnity (P&I) club, Hull underwriters, or other insurers.
4.2	Marketing and Employment
The Manager shall carry out the following in connection with marketing and contract negotiations:
(i)	The Manager will on an ongoing basis have in place a written marketing plan in respect of the marketing of the Vessel and report this regularly to Management..
(ii)	The marketing plan shall identify potential operators or clients and oil fields world wide considered as reasonable prospects, with a view to obtaining future Employment Contracts for the Vessel.
(iii)	The marketing plan shall be developed and updated every second month to reflect market developments.
(iv)	Based on the marketing plan, the Manager shall market the Vessel and identify suitable drilling contract opportunities for the Vessel, such efforts to be consistent with those made by the Manager in respect to other rigs of comparable capabilities managed by it. However, the Owner may at its own discretion instruct the Manager to enter into specific bids on the Owner's financial terms for a bona fide drilling contract directly to an oil company.
(v)	The Manager shall keep the Owner addressed and informed about the marketing activities and new projects or business opportunities based upon the monthly marketing report.
(vii)	The Owner agrees to co-operate to the extent reasonably required by the Manager in respect of tenders to potential clients within any reasonable time limit. The Manager shall be responsible for coordinating and preparing all tenders.
(viii)	The Manager shall have no authority to contract or commit the Vessel on behalf of the Owner, or if the Vessel is contracted or committed no authority to enter into amendments or to cancel such contracts of commitments, without the prior written approval of the Owner, which the Owner shall have full liberty to withhold. The Manager shall in due time furnish the Owner with all information and documentation which the Owner needs to review and asses in order to decide whether or not to grant such approval. The Owner's prior written approval will generally be based on a decision made by Owners board.
(ix)	It is acknowledged that the Manager may also operate and market rigs owned by other Group Companies than the Owner and capable of competing with the Vessel. The Manager shall be free to operate and market such rigs (capable of competing with the Vessel) without limitation or obligation to the Owner, provided that the Manager notifies the Owner immediately of any potential conflict.
(x)	The Manager shall prepare all other documents related to the bid relating to the Vessel in conformity with the Manager's standard bidding practices to the extent permitted by law, and in accordance with any applicable competition and antitrust laws and regulations.

4.3	Insurance
4.3.1	General
The Manager shall (unless otherwise specifically agreed) provide that the Vessel, at all times, is adequately insured with reputable underwriters on the best available terms to cover the Owner's obligations under any contract for the use of the Vessel Notwithstanding the foregoing, the Manager shall ensure that the Owner maintain, at all times, the following minimum insurance coverage:
a)	Hull and machinery insurance (including Owner's owned subsea and drilling equipment) both against marine and war perils, to the full value of the Vessel or as otherwise specified by the Owner.
b)	Protection and indemnity insurance for operating or lay-up / stacked mode as appropriate.
c)	Liability insurance for Owner's personnel as appropriate under any applicable laws in respect of the Owner's personnel.
d)	Other insurances as required and agreed in the Employment Contract or in financing agreements in force at any time.
All premiums and deductibles in respect of the insurances referred to above shall be for the account of the Owner. The Owner shall be entitled to advise its insurers that the Vessel is managed by the Manager.
4.3.2	Additional or alternative insurances
The Manager shall, if requested in writing by the Owner, arrange at the Owner's expense insurances additional or alternative to those specified in sub-Clause 4.3.1 above as may from time to time be required by the Owner and agreed to by the Manager (such agreement not to be unreasonably withheld).
4.3.3	Employer's liability insurance
While the Manager shall carry all statutory employer's liability insurance to cover its employees in compliance with the laws of the flag state or of any state or territory in which the Vessel is, for the time being, employed, the Manager shall be entered as a noted interest in the Owner's insurances to ensure that the actions of such crew are insured at all times while working on or in relation to the Vessel.
The Manager shall obtain and maintain during the period of this Agreement workers' compensation and employer's liability insurances as appropriate under any applicable laws in respect of the Manager's personnel provided under sub-Clause 5.1. It is agreed that all premiums and deductibles payable in respect of such insurances shall be considered as Operating Costs.
4.3.4	Insurance Claims
The Manager shall make and prosecute all claims under or in respect of any insurance cover maintained pursuant to this Agreement The Manager shall inform the Owner of all claims relating to the Vessel through monthly reports. However, the Manager shall inform the Owner of substantial claims as soon as possible after the occurrence of such claims. At all times in making such claims the Manager shall observe any instructions from the Owner and at no time shall the Manager initiate process, take any material action in the course of litigation, make any admission or waive any right or agree or purport to agree to settle or compromise any claim on behalf of the Owner without the Owner's prior written consent.
The Owner and the Manager agree to liaise with each other and co-operate in respect of all substantial insurance claims and to attempt to reach agreement on the conduct of such claims. For the purposes of this Clause, the term "substantial" shall mean any single claim in excess of USD 500,000 or several claims exceeding an aggregate value of USD 1 million during a 12 month period.
An insurance monies paid shall, unless this Agreement provides otherwise, be paid to the Owner who shall provide such monies up-front to the Manager to the extent necessary to carry out repairs to the Vessel (if not an actual or constructive or compromised total loss and excluding any loss of profit cover) or to cover loss incurred pursuant to its obligations hereunder.
5.	SCOPE OF WORK: TECHNICAL MANAGEMENT SERVICES
5.1	Personnel
The Manager shall:
(i)	Provide adequate and properly qualified and experienced Crew for the Vessel as required by the Owners and provide for arrangement of transportation of the Crew, including repatriation, training of the Crew, supervision of the efficiency of the Crew and administration of all other Crew matters such as planning for the manning of the Vessel, payroll arrangement, arrangements and administration of pensions and Crew insurance, discipline and union negotiations, enforcement of appropriate standing orders.
(ii)	Procure the manning of the shore base with sufficient and suitably qualified and experienced personnel in accordance with good oilfield practice and procure that such personnel shall devote the required amount of their normal working time to the Owner.
(iii)	Ensure at all times that it has an adequate pool of qualified personnel in accordance with normal personnel management policies available to cover the leave requirements of personnel, their sickness, injury or removal from the Vessel if they are reasonably considered by the Owners and / or the Operator to be unsuitable for the post held by them.
(iv)	Ensure that all personnel supplied by it in connection with this Agreement are covered by appropriate insurance.
(v)	Procure the provision of catering services and transportation of Vessel personnel, safe working conditions complying with appropriate regulations as well as necessary welfare onboard the Vessel.
(vi)	Provide for the remuneration of all personnel.
If the Vessel is chartered out on a bareboat charterparty, the Parties may limit the scope of engagement of the Manager pursuant to an Addendum to this Agreement to be drawn by the Parties.
The Manager shall organize and implement the daily operations of the Vessel in compliance with any applicable drilling contract, the relevant laws and regulations, the Owner's corporate manuals, policies and procedures of the Company, and other applicable requirements.

The Owner shall not provide any crew for the manning or operations of the Vessel either on shore or on location, and shore based personnel and offshore rig crew shall be directly employed with the Manager or another Group Company other than the Owner.
5.2	Technical assistance
The Manager shall provide technical assistance to the operations of the Vessel to ensure proper maintenance, engineering, compliance with laws and regulations, and to meet other requirements as referred to in the Owner's corporate manuals, policies and procedures.
5.3	Change of registry
For the purpose of operating the Vessel as efficiently as possible, change of registry of the Vessel may be necessary from time to time, subject to Owner's prior written consent.
5.4	Environment, safety and compliance with law
The Manager shall conduct the operations in a safe and environmental manner and in compliance with all applicable laws and regulations in the area of operations and the Manager's and / or Operator's safety programs and quality assurance systems. The Manager shall further ensure that the Vessel complies with applicable laws and regulations in the country of registration. However, any risks and costs connected to any non-compliances shall be for Owners account.
5.5	Quality Assurance
The Manager undertakes to have in place an appropriate quality assurance system for the management of the Vessel and apply appropriate quality assurance principles and procedures (for all of the Manager's activities herein described) to no less extent than applied by the Manager for other projects of a similar nature. The Owner shall have the right to perform quality audits of the Manager's Quality Assurance System and practices during normal business hours subject to prior written request by the Owner.
5.6	Reporting of events
The Manager shall without undue delay after it has knowledge thereof, at the latest through the weekly reports, give written notice to the Management of (including, but not limited to):
(i)	any medical treatment of crew, as well as lost time incidents;
(iii)	the occurrence of any default by any of the parties under any Employment Contract or any other relevant contract in respect of the Vessel;
(iv)	the occurrence of an event or condition which would permit any party under an Employment Contract or any other contract in respect of the Vessel to terminate such contract; or in the case of the Employment Contracts place the Vessel on a materially reduced zero day rate for a period exceeding 48 hours;
(v)	any environmental event or accident, e.g. any release of hazardous materials by or in respect of the Vessel or caused by the Vessel or its operations;
(vi)	total loss of the Vessel or damage thereof requiring repairs, the cost of which is likely to exceed USD 250,000 for one single damage or, if several damages, likely to exceed an aggregate value of USD 500,000 during a 12 month period;

(vii)	any other claim exceeding USD 250,000, or if several claims, exceed an aggregate value of USD 500,000 during a 12 month period.
In the case of off-hire, the Owner acknowledges that off-hire will be shown in the daily drilling reports provided to the Management
6.	MANAGER'S USE OF OTHER GROUP COMPANIES AS SUB-CONTRACTORS
The Manager may at its own discretion enter into agreements with other Group Companies including, but not limited to, Ocean Rig UK Ltd., Ocean Rig Offshore Management Ltd., Ocean Rig Canada Inc., Ocean Rig North Sea AS and Ocean Rig UDW LLC to carry out parts of the scope of this Agreement,
7.	MANAGEMENT FEE
7.1	The Management Fee
The Manager shall receive an annual management fee (the "Management Fee") as compensation for the services provided by it to the Owner under Clauses 3-5 of this Agreement (the "Services").
7.2	Cost base for Management Fee
For the purposes of this Agreement, the term "Operating Costs" shall be defined as ail operating costs incurred by the Manager in rendering the Services, including:
a.	the Manager's salary costs, pension costs and other costs attributable to the Manager's employees engaged in performing the Services, but excluding Crew costs forming part of the Vessel Operating Costs;
b.	the Manager's expenses for materials and supplies consumed in rendering the Services;
c.	the Manager's office expenses;
d.	depreciations of the Manager's fixed assets;
e,	the Manager's travel costs; and
f.	all other of the Manager's direct and indirect operating costs attributable to the rendering of the Services, including other administrative costs related to the operation of the Managers organization.
The Operating Costs shall not include costs directly attributable to the Manager's rendering of services to other customers than the Owner, including customers who are rig-owning Group Companies. The Operating Costs shall, however, include a proportionate share of the Manager's total indirect costs (overhead costs, eta) attributable to its rendering of services to its customers, including indirect costs attributable to various vessels under the Manager's management.
The Operating Costs shall not include non-operating costs, including:
a.	financial expenses, including interest costs; and
b.	tax.
For the purposes of this Agreement, "Pass-Through Costs" includes:
a.	fees and other costs paid by the Manager with its own funds to third party sub-contractors engaged by the Manager in the rendering of the Services;
b.	insurance premiums and deductibles under insurances covered by sub-Clauses 4.3.1 and 4.3.2 above if exceptionally paid by the Manager with its own funds; and
c.	Vessel Operating Costs if exceptionally paid by the Manager with its own funds.

Pass-Through Costs do not qualify as Operating Costs.
7.3	Preliminary Fee: calculation and payment
The Manager shall each year prepare a complete budget over the Operating Costs and Pass-Through Costs for its activities in the subsequent year. The budget shall be based on an activity level corresponding to the current activity level, also in terms of the number of drilling vessels under the Manager's management (affecting the level of the Manager's indirect costs), and on reasonable assumptions as to the development of the Manager's Operating Costs and Pass-Through Costs in the coming year.
The Owner undertakes to provide the Manager with such information on its requirements for the Services as shall be required by the Manager for the purposes of this budgeting process.
A preliminary fee due from the Owner to the Manager for the coming year (the "Preliminary Fee") shall then be calculated. The Preliminary Fee shall consist of the sum of:
a.	the part of the budgeted Operating Costs directly and indirectly attributable to rendering the administrative services (see Clause 3), added a 5 % mark-up;
b	the part of the budgeted Operating Costs directly and indirectly attributable to rendering the commercial management and insurance services (see Clause 4), added a 7 % mark-up;
c.	the part of the budgeted Operating Costs directly and indirectly attributable to rendering the technical management services (see Clause 5), added a 7 % mark-up; and
d.	the budgeted Pass-Through Costs.
The Preliminary Fee and the calculation thereof, as well as the budget on which the Preliminary Fee is based, shall be presented to the Owner each year. The Preliminary Fee shall be paid from the Owner to the Manager on a quarterly basis in advance, on 1 January, 1 April, 1 July and 1 October. Each of the quarterly amounts shall equal 25 % of the total Preliminary Fee for the relevant year.
In the event the sum of the Manager's actual Operating Costs and Pass-Through Costs for any quarter deviates significantly from the budgeted Operating Costs and Pass-Through Costs for that quarter, the parties may agree on a corresponding adjustment of the subsequent quarterly payment of the Preliminary Fee.
7.4	Settlement of Management Fee
When the Manager's annual accounts have been prepared, the Management Fee shall be calculated, based on those prepared accounts. The Management Fee shall consist of the sum of:
a.	the part of the actual Operating Costs incurred by the Manager in the relevant year directly and indirectly attributable to rendering the administrative services (see Clause 3), added a 5 % mark-up;
b	the part of the actual Operating Costs incurred by the Manager in the relevant year directly and indirectly attributable to rendering the commercial management and insurance services (see Clause 4), added a 7 % mark-up;
c.	the part of the actual Operating Costs incurred by the Manager in the relevant year directly and indirectly attributable to rendering the technical management services (see Clause 5), added a 7 % mark-up; and
d.	the actual Pass-Through Costs incurred by the Manager in the relevant year.

If, exceptionally, a part of the actual Operating Costs have been covered by the Manager using the Owners funds ("Owner Covered Operating Costs") the Management Fee shall be reduced by an amount equal to the Owner Covered Operating Costs.
If the Management Fee is greater than the total Preliminary Fee paid by the Owner throughout the year, the difference shall be paid as a "Positive Settlement Payment" by the Owner to the Manager, If the Management Fee is less than the total Preliminary Fee paid by the Owner throughout the year, the difference shall be paid as a "Negative Settlement Payment" by the Manager to the Owner. The Positive Settlement Payment or Negative Settlement Payment shall take place no later than 15 days after the date when the Manager's annual accounts have been finalized and audited.
7.5	Adjustment of Management Fee to satisfy transfer pricing requirements
Both the Manager and the Owner has the right to demand an adjustment of the Management Fee, to the extent required in order for the Management Fee to satisfy the transfer pricing provisions applicable under the tax law of either party's tax jurisdiction. The party requiring such adjustment shall notify the other party thereof in writing, no later than 60 days after the date when the Manager's annual accounts for the relevant year have been finalized and audited. Any such adjustment shall be settled by payment of the adjustment amount between the parties no later than 15 days after agreement on the adjustment amount has been reached.
8.	OWNER'S EQUIPMENT
The Manager shall not dispose of any item of the Owner's equipment on the Vessel disposed / owned by the Owner having a value in excess of USD 250,000 in any 12 month period without review by Management or the Owner, except for in cases related to repair, testing or certification of equipment.
9.	EMPLOYMENT OF AGENTS AND SUBCONTRACTORS
In any Employment Contract or other contracts in respect of the Vessel, the Manager shall (without prejudice to the generality of the powers vested in it as aforesaid) be entitled (but not bound):
(i)	to employ, subject to Owner's prior written approval, on behalf of the Owner, any such agents or ship or insurance brokers as it may deem fit with liberty to appoint any associated company in any such capacity;
(ii)	to engage subcontractors for the performance of specific assignments;
(iii)	subject to sub-Clause 3.1.1, to establish and maintain such bank account or accounts as the Manager may deem necessary or expedient; and
(iv)	to assist the Owner to the extent requested by the Owner in obtaining legal advice in relation to disputes or other legal matters affecting the interests of the Owner in respect of the Vessel related to the Construction Contract or potential other applicable contracts related to the Vessel. A copy of such advice shall be sent to the Owner as soon as possible after receipt thereof.
In the process of identifying a subcontractor, agent or consultant, the Manager shall use its best efforts to ensure that the chosen subcontractor, agent or consultant have the necessary skills to perform the service function subcontracted to it.
10.	LOANS BETWEEN THE OWNER AND THE MANAGER

From time to time the Manager may borrow funds from the Owner, and the Owner may borrow funds from the Manager as a result of ordinary business transactions between the parties or as funding of working capital within the Group in general. Such intercompany loans shall bear interest at a rate corresponding to (í) the lender's average cost of funding from time to time, from external loans, adjusted quarterly in arrears, plus (ii) an additional flat profit margin of 0.25 per cent The margin is subject to annual adjustments in connection with transfer pricing requirements.
11.	TAXES
The Owner shall be liable to pay all taxes, levies and charges imposed by any taxing authority, including but not limited to that of the country in which the Vessel is operating, which (i) are based on income, profits or gain deriving from the operation or sale of the Vessel and which are imposed or assessed by any country in which the Owner is subject to tax by reason of the operation of the Vessel, or (ii) are imposed or assessed by the government of the country under which the Owner is organised, or any political sub-division thereof, or (iii) otherwise result from the ownership or operation of the Vessel or the business operations of the Owner.
The Manager shall be liable to pay all taxes, levies and charges imposed by any taxing authority, including in all countries in which the Manager operates, which (i) are based on income, profit or gain (if any) derived from remuneration paid to the Manager under this Agreement, (ii) are imposed or assessed by any country in which the Manager is subject to tax by reason of the performance of services under this Agreement, or (ill) are imposed or assessed by the government of the country under which the Manager is organised or any political sub-division thereof.
12	CONSULTATION
Upon request by the Owner the Manager shall consult in detail with the Owner on any aspect of the management of the Vessel.
13.	DURATION AND TERMINATION
13.1	Duration
The Agreement shall be effective for a period up to 31st December 2020.
13.2	Termination
The Manager shall be entitled to terminate the Agreement with immediate effect by notice in writing if any moneys payable by the Owner shall not have been received in the Manager's nominated account within 30 working days of payment having been requested in writing by the Manager.
The Owner shall be entitled to terminate the Agreement with immediate effect by notice in writing if the Manager materially breaches any of its material obligations under this Agreement and such breach is due to the Manager's gross negligence or willful misconduct.
13.3	Effect of termination
If this Agreement is terminated the Manager shall (subject to completion of any subsisting drilling operations) redeliver the Vessel at the expense of the Owner to the Owner at such place as the Owner may request, provided that the Owner shall make pre-payment to the Manager of any costs to be incurred by the Manager in doing so. During such termination period the Manager will assist in full to compile final reports, immediately return ail Vessel related documentation, transition to new managers and other assistance as may be reasonably required by the Owner and that fall within the scope of this Agreement.
Termination of this Agreement shall be without prejudice to any outstanding claims under this Agreement which either Party may have against the other.
The termination of this Agreement shall be without prejudice to all rights accrued due between the Manager and Owner prior to the date of termination.
14.	AUDIT AND ATTENDANCE / SUPERVISION
14.1	Audit
The Owner and / or its duly appointed representatives shall have the right to undertake internal audits of its own companies and the Manager's costs reimbursed by the Owner of any and all documents and records relating to the Vessel and performance of services hereunder. The Manager will keep copies of all applicable documents and communications etc., and will permit the Owner and / or its duly appointed representative to inspect such records at such times as may be mutually agreed between the Parties during normal office hours of the Manager, and on prior agreement; provided, however, such right to audit shall terminate 24 months following the end of the calendar year during which any services was completed. All audits and audited accounts relating to the management of the Vessel shall conform to Manager's own accounting standards and be certified and reviewed by the Manager's auditors.
14.2	Attendance / Supervision
The Owner, the Owner's representative and,/ or its duly appointed representatives shall have the right to attend and supervise the Vessel during all phases and periods when this Agreement is in force
15.	ASSIGNMENT
The Owner may, without the consent of the Manager, assign its rights hereunder to its lenders by way of security for borrowings to finance the purchase of the Vessel.
Either Party may assign its rights hereunder to any Group Company designated by it provided that the Party effecting the assignment shall remain responsible for the proper performance of this Agreement and provided that the assignee is not a competitor of either Party.
16.	EXCLUSION OF SET OFF
The Manager agrees that it shall not be entitled to any right of set off against the Owner in respect of any monies received by it on behalf of the Owner except as specifically authorised by this Agreement or otherwise in writing by the Owner.
17.	INDEMNITY
Except as provided in below, neither Manager nor any officer, director, shareholder or employee thereof shall be liable to Owner or to any third party, including officers or Crew member employed on the Vessel or in connection therewith, for any loss or damage arising directly or indirectly out of the performance by Manager of any of its obligations in respect of the Vessel under this Agreement. Owner shall indemnify and hold harmless and defend Manager of any of its obligations in respect of the Vessel under this Agreement. Owner shall indemnify and hold harmless and defend Manager, its officers, directors, shareholders and employees against any and all claims and demands (including costs and reasonable attorneys fees of defending such claim or demand) and any other losses or liabilities arising directly or indirectly out of the performance by Manager of any of its duties in respect of the Vessel under this Agreement.
The provisions of this Clause shall not apply with respect to any loss, damage, claim, demand, or liability if and to the extent that the same results from the Manager's, its officers, its directors', or employees' gross negligence or wilful misconduct in the performance of its duties under this Agreement.
18.	FORCE MAJEURE
Neither Party shall be liable to the other Party for loss or damage resulting from delay or failure to perform this Agreement, or any contract hereunder, either in whole or in part, when any such delay or failure shall be due to causes behind its control due to civil war, insurrections, strikes, riots, fires, floods, explosions, earthquakes, serious accidents, or any acts of God, or failure of transportation, epidemics, quarantine restrictions, or labour trouble causing cessation, slowdown, or interruption of work, In the event that a situation giving rise to force majeure which prevents a Party from performing under this Agreement, the Parties shall confer as to the further fulfilment or termination of this Agreement.
19.	SURVIVAL OF PROVISIONS
The provisions of Clauses 11 (Taxes), 17 (Indemnity) 22 (Confidentiality) and 23 (Governing law), shall survive cancellation or termination of this Agreement, howsoever caused.
20.	COUNTERPARTS
This Agreement may be executed simultaneously in any number of counterparts each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement.
21.	MODIFICATION OF AGREEMENT
No modification or any further representation, promise, or agreement in connection with subject matter under this Agreement shall be binding, unless made in writing and signed on behalf of the Parties by duty authorized representatives.
22.	CONFIDENTIALITY
Except as may be required by applicable law, any non-public or confidential information relating to the business or affairs of the Owner or the Owner's principals obtained by the Manager in the performance of this Agreement shall be kept strictly confidential.

Except as may be required by applicable law this Agreement including all terms, detailed conditions and period is to be kept private and confidential and beyond the reach of any third party.
Except as may be required by applicable law, any non-public or confidential information relating to the business or affairs of the Manager and / or the Manager's principals obtained by the Owner or the Owner's principals in the performance of this Agreement shall be kept strictly confidential.
23.	GOVERNING LAW
This Agreement shall be governed by and construed in accordance with English Law.
24.	ARBITRATION
All disputes arising out of this Agreement shall be arbitrated at London in the following manner. One arbitrator is to be appointed by each of the Parties hereto and a third by the two so chose. Their decision or that of any two of them shall be final and for the purpose of enforcing any award, this Agreement may be made a rule of the court The arbitrators shall be commercial persons, conversant with shipping matter. Such arbitration is to be conducted in accordance with the rules of the London Maritime Arbitrators Association terms current at the time when the arbitration proceeding are commenced and in accordance with the Arbitration Act 1996 or any statutory modification or reenactment thereof.
In the event that the Owner or the Manager shall state a dispute and designate an arbitrator, in writing, the other Party shall have thirty (30) days, excluding Saturdays, Sundays and legal holidays, to designate it's arbitrator, failing which the appointed arbitrator can render an award hereunder.
Until such time as the arbitrators finally close the hearings, either Party shall have the right by written notice served on the arbitrators and on the other Party to specify further disputes or differences under this Agreement for hearing and determination.
The arbitrators may grant any relief, and render an award, which they or a majority of them deem just and equitable and within the scope of the Agreement of the Parties, including but not limited to the posting of security. Awards pursuant to this Clause may include costs, including a reasonable allowance for attorneys' fees and judgements may be entered upon any award made herein in any court having jurisdiction.

This Agreement is made in two (2) originals, one for each Party.

Ocean Rig Management Inc.	Drillship Skyros Owners Inc.

/s/ Dr. Adriano Cefai	/s/ Dr. Adriano Cefai

Dr. ADRIANO CEFAI DIRECTOR MARE SERVICES LTD 5/1 MERCHANTS STREET VALLETTA VLT 1171	Dr. ADRIANO CEFAI DIRECTOR MARE SERVICES LTD 5/1 MERCHANTS STREET VALLETTA VLT 1171

OMEGA SERVICES LIMITED	MARE SERVICES LMITED
Sole Director	Sole Director